Filed by Universal Compression Holdings, Inc.

 Pursuant to Rule 425 under the Securities Act of 1933

 Subject Company: Universal Compression Holdings, Inc.

 Commission File No. 1-15843

 Subject Company: Hanover Compressor Company

 Commission File No. 1-13071

 Subject Company: lliad Holdings, Inc.

 Commission File No.

INTEROFFICE MEMORANDUM

DATE:	February 20, 2007

TO:	All Universal Compression Employees

FROM:	Stephen A. Snider

SUBJECT:	Merger Update

As you know, Universal Compression and Hanover Compressor announced the signing of a definitive merger agreement between the two companies.   As discussed in my memo to employees on February 5th, I believe this is a great opportunity for all of us at Universal and Hanover. Recognizing that this announcement creates uncertainty, the management team will be visiting as many of our offices as possible during the next few months.  As much as possible, we want to stay in touch with you, to help you understand the merger and answer many of your questions about the merger.

During the past two weeks, two separate management teams visited 25 different field offices meeting with approximately 2,800 Universal and Hanover employees.  During February and March, the management team will visit Mexico, South America and the many other regions around the world.

At Universal we have a communications team that is dedicated to provide you with as much information as possible.    Hanover has a similar team in place to keep their employees updated.  As stated in my earlier memo, we are committed to communicate our progress with you on a regular and timely basis.   At this time, the following information sources are currently in place or underway:

•                  Very soon you will receive the first edition of Merger News.  This publication will be updated and distributed on the email system as often as there is information to share.   For those who do not have email access, your supervisor or administrative personnel will make certain that this information is posted for all to read. We are calling this communication step “Print and Post.”

•                  A dedicated email address, mergerquestions@universalcompression.com, has been set up for you to ask questions about the merger.   Rather than answering each question individually, we will post questions (anonymously) and answers on our Intranet – Frequently Asked Questions section.  This way, all employees can benefit from the great questions that are asked.  If an answer to a question isn’t yet known, it will be posted when it has been defined.

•                  Both Merger News and Frequently Asked Questions will be posted on the Intranet.  When new information is posted, an email will go out with the corresponding link.   Supervisors and administrative personnel, remember, we are counting on you to “Print and Post” these communication pieces for our employees in the shop and field.

It is important for everyone to realize that until this merger transaction is closed, which is expected to be in the third quarter 2007, Universal and Hanover remain competitors and you should continue to run your day-to-day operations as such.   I ask that you continue to compete, continue to perform and, most importantly, be safe in all you do.

I want to thank you for your hard work and dedication to Universal Compression!

Additional Information

In connection with the proposed merger, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.

Participants in Solicitation

Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.